Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

May 19, 2023

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bowen Acquisition Corp

Draft Registration Statement on Form S-1

Submitted April 17, 2023

CIK No.: 0001973056

Ladies and Gentlemen:

On behalf of Bowen Acquisition Corp (“Company”), we respond as follows to the Staff’s comment letter, May 10, 2023, relating to the above-captioned Draft Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the original draft submission of the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form DRS Submitted April 17, 2023

Cover Page

1.	Please disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

We have revised the cover page and prospectus summary on page 9 of the Registration Statement as requested.

Securities and Exchange Commission

May 19, 2023

2.	Please clarify that the public shareholders will not have the opportunity to vote if the board extends the period of time to consummate the business combination for up to 18 months.

We have revised the cover page of the prospectus included in the Registration Statement as requested.

3.	Please clarify on page iii whether your sponsors are located in China. We note your disclosure on page 117 that Na Gai is the sole director and shareholder of Createcharm Holdings Ltd.

We have revised the disclosure on page iii as requested to indicate that neither of the Company’s sponsors are domiciled in China. As indicated on page 1 of the Registration Statement, Createcharm Holdings Ltd is a British Virgin Islands company and Bowen Holding LP is a Delaware limited partnership.

Risk Factors, page 29

4.	Please include a risk factor that describes the potential material effect on your shareholders of the stock buyback excise tax enacted as part of the Inflation Reduction Act in August 2022. If applicable, include in your disclosure that the excise tax could reduce the trust account funds available to pay redemptions or that are available to the combined company following a de-SPAC. Describe the risks of the excise tax applying to redemptions in connection with:

●	liquidations that are not implemented to fall within the meaning of “complete liquidation” in Section 331 of the Internal Revenue Code;
●	extensions, depending on the timing of the extension relative to the when the SPAC completes a de-SPAC or liquidates, and
●	de-SPACs, depending on the structure of the de-SPAC transaction.

Also describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares such that their redemptions would subject the SPAC to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

We have revised the disclosure on page 31 of the Registration Statement as requested.

* * * * * * * * * *

Securities and Exchange Commission

May 19, 2023

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Jiangang Luo